Via Facsimile and U.S. Mail
Mail Stop 6010

November 16, 2007

Ms. Tannya L. Irizarry
Chief Financial Officer (Interim)
GeneThera, Inc.
3930 Youngfield Street
Wheat Ridge, Colorado   80033

> **Re: GeneThera, Inc.**
> **Item 4.02(a) Form 8-K/A filed November 13, 2007**
> **File No. 000-27237**

Dear Ms. Irizarry:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Amendment 1 to Item 4.02 (a) Form 8-K filed November 13, 2007

1. Please amend your filing to include a more detailed description of the clerical errors that necessitated the restatement of your previously issued financial statements. Quantify the errors to all items and all periods affected.

2. Elaborate on any internal control deficiencies that allowed the clerical errors to prevail over time and explain to us why you were able to conclude that they did not amount to a material weakness.

3. Please revise your disclosures to clarify whether you identified the errors or your independent accountants advised you about the errors to the previously issued financial statements. If you were advised by or received notice from your independent accountants about the need to take action to prevent future reliance on the previously issued audit report and completed interim reviews, disclose and provide the information required by the Instructions to Form 8-K, Items 4.02(b) and 4.02(c.)

4. It is unclear from your revised disclosures whether your principal executive and principal financial officer concluded that your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), were effective as of the end of the periods covered by your amended reports. Please revise as appropriate.

5. Please also provide us with an estimated time-frame as to when you intend to file the Form 10-KSB/A for the period ended December 31, 2005.

* * * *

Please revise your filing and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in your letter, as previously requested, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3656.

Sincerely,

Ibolya Ignat
Staff Accountant